Correspondence Relating to Amended Registration Statement

O’Melveny & Myers LLP	T: +1 212 326 2000	File Number:
7 Times Square Tower	F: +1 212 326 2061
New York, NY 10036	omm.com	0008334-00004

VIA EDGAR

February 11, 2021

Ms. Babette Cooper
Ms. Jennifer Monick
Ms. Stacie Gorman
Ms. Maryse Mills-Apenteng
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

AFC Gamma, Inc. (File No. 333-251762)

Response to the Staff’s Comments on Amendment No. 2 to Registration Statement on Form S-11 Filed on February 3, 2021

Dear Ms. Cooper, Ms. Monick, Ms. Gorman, and Ms. Mills-Apenteng:

On behalf of our client, AFC Gamma, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 10, 2021 regarding the Company’s amendment no. 2 to the registration statement on Form S-11 filed via EDGAR to the Commission on February 3, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company will be filing its amended registration statement on Form S-11 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we will separately deliver to the Staff five courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC
Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Amendment No. 2 to Form S-11

Our Portfolio, page 4

1.
We note your revised disclosure on page 26 that Public Company A previously defaulted on certain covenants. Please explain this in this section and in the section Management’s Discussion and Analysis of Financial Condition and Results of Operations and clarify how it defaulted. To the extent Public Company A is currently in default, please disclose this and disclose the amount and duration. Please clarify if any other companies are now, or have previously been, in default.

In response to the Staff’s comment, the Company has revised its disclosure on pages 26 through 27 and pages 79 through 80 in the Amended Registration Statement under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” respectively.

Use of Proceeds, page 66

2.
We note you have identified eight loans with an aggregate approximate principal amount of $103.5 million, which exceeds your expected net proceeds of $91 million. Please revise your filing to indicate the order of priority of funding these loans with your offering proceeds. Also, revise to disclose your plans if you cannot fund loans in excess of $91 million with the offering proceeds. Please refer to Item 504 of Regulation S-K.

The Company respectfully informs the Staff that the Amended Registration Statement includes an increase in the offering size with estimated net proceeds from the offering of approximately $108 million, based on an assumed initial public offering price of $19.00 per share. The Company therefore respectfully submits that no other funds are necessary to accomplish the specified expected purposes for which the proceeds of the offering are to be obtained.

Index to the Financial Statements, page F-1

3.	We note your response to comment 2. Please address the following:

•
It appears that two additional loans may exceed 20% of offering proceeds, specifically the $21 million loan labeled Term Sheet 4 and the unfunded commitment to Private Co. C of approximately $10.1 million, which results in a $22 million loan to Private Co. C. Please tell us what consideration you gave to providing financial statements of the properties securing these two loans. Reference is made to SAB Topic 1I.

The Company respectfully advises the Staff that it is committed to providing the required financial information for any loan that exceeds the 20% asset concentration threshold as required by SAB Topic 1I.  However, as noted above, the Company respectfully informs the Staff that the Amended Registration Statement includes an increase in the offering size with estimated net proceeds from the offering of approximately $108 million, based on an assumed initial public offering price of $19.00 per share. Based on the Company’s increased expected offering size, the carrying values for the potential loan of $21 million for Term Sheet 4 and the aggregated loan of $22 million to Private Company C will not exceed 20% of the Company’s expected offering proceeds. As discussed with the Staff, when a loan is originated with OID, the discount represents a reduction to the carrying value of the loan asset recorded on the balance sheet.  The $21 million face amount for Term Sheet 4 is currently contemplated to have 6% OID, which means that the carrying value of the loan is expected to be approximately $19.7 million when the loan is fully funded.  Additionally, the $22 million loan to Private Company C has OID of 4%, which means the carrying value will be approximately $21.1 million when the loan is fully funded.

The Company agrees that for the loans that have not yet closed, if the carrying value of the loan is anticipated to exceed the 20% concentration threshold provided in SAB Topic 1I, the Company, to the extent required, will provide the financial disclosures within the required time period following consummation of the loan closing.

•
Please tell us if you believe it is probable that you will fund the eight loans disclosed on page 66 in your Use of Proceeds section. Please separately address the loans identified as unfunded commitments and the loans identified as term sheets. Your response should address, but not be limited to, your statement that, historically, approximately 90% of your fully-executed, non-binding term sheets have converted into loans and that three of the four prospective borrowers paid you expense deposits.

The Company believes it is probable that it will fund each of the eight loans disclosed on page 67 in the Use of Proceeds section of the Amended Registration Statement.

Each of the unfunded commitments disclosed on page 67 in the Use of Proceeds section of the Amended Registration Statement (“unfunded commitments”) represents a contractual commitment of the Company to fund the unfunded portion of the Company’s commitment at the request of the applicable borrower.  Based on the Company’s underwriting experience, the Company believes it is probable that each of these unfunded commitments will be funded by the Company.  The amount of the Company’s commitment on its loans is an agreed upon term with its borrowers reflecting each parties’ expectation of the appropriate funding to occur pursuant to such loan and, as disclosed on page 67 in the Use of Proceeds section of the Amended Registration Statement, each of the borrowers is paying the Company an unused loan fee on its respective unfunded commitment.

Based on the Company’s underwriting experience and historical rate of converting approximately 90% of its fully-executed, non-binding term sheets, the Company believes it is probable that it will enter into binding definitive commitments for each of the fully-executed, non-binding term sheets disclosed on page 67 in the Use of Proceeds section of the Amended Registration Statement (the “term sheets”) and it will fund those term sheets, including the term sheet with the prospective borrower which has not yet paid the Company an expense deposit (the “Non-Deposit Tem Sheet”).  As previously disclosed to the Staff, these term sheets were executed by both parties after approximately two to three months of negotiations between the Company and the borrower, on average. The execution of the term sheets subjects both parties to the implied covenant of good faith to consummate the loans. Additionally, as binding terms of these term sheets, the borrowers have each entered into periods of exclusivity with the Company with respect to such proposed loans.  With respect to the Non-Deposit Term Sheet, the Company believes that the lack of an expense deposit should not yield a different conversion result for the Non-Deposit Term Sheet because of the expense reimbursement provisions in the Non-Deposit Term Sheet. One of the binding terms of the Non-Deposit Term Sheet is the prospective borrower’s obligation to reimburse the Company for the Company’s direct costs of its due diligence and underwriting process. The Company has commenced its diligence process for this term sheet and expects to submit for reimbursement of its direct costs in the next 30 days.

The Company agrees that for the loans that have not yet closed, if the carrying value of the loan is anticipated to exceed the 20% concentration threshold provided in SAB Topic 1I, the Company, to the extent required, will provide the financial disclosures within the required time period following consummation of the loan closing.

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If you have any questions regarding the Amended Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com or Randolph Yiap, by telephone at 213-430-7780 or via email at ryiap@omm.com, Thomas Geoffroy, the Chief Financial Officer of the Company, by telephone at 561-510-2390 or via email at tom@advancedflowercapital.com, or Brandon Hetzel, the Controller of the Company, at 561-510-2390 or via email at brandon@advancedflowercapital.com.

Very truly yours, /s/ Jeeho Lee

Enclosures

cc:

Leonard M. Tannenbaum, Chief Executive Officer and Chairman, AFC Gamma, Inc.
Thomas Geoffroy, Chief Financial Officer and Treasurer, AFC Gamma, Inc.
Brandon Hetzel, Controller, AFC Gamma, Inc.
C. Brophy Christenson, Partner, O’Melveny & Myers LLP
Randolph Yiap, Associate, O’Melveny & Myers LLP
Christopher Bellini, Member, Cozen O’ Connor P.C.